UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                =================

                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (SEPTEMBER 5, 2002)

                                DIVERSINET CORP.
                  -------------------------------------------
                              (Name of Registrant)
         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
          -------------------------------------------------------------
                    (Address of principal executive offices)

1.   Press  Release  -  Quarter  ended  July  31,  2002
2.   Financial  Statements  for  the  Nine  Months  ended  July  31,  2002
3. Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended July 31, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F
     Form 20-F  X          Form 40-F
               ---                   ---

Indicate  by  check  mark  whether  the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
     YES               NO  X
         ---              ---

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.
--------------------------------------
(REGISTRANT)

DATE: SEPTEMBER 5, 2002     BY: /s/ DAVID HACKETT
                            -------------------------
                            DAVID HACKETT, CHIEF FINANCIAL OFFICER

                                   DIVERSINET

# OF SHARES ISSUED AND OUTSTANDING
32,222,084

FOR IMMEDIATE RELEASE:

DIVERSINET CORP. ANNOUNCES
THIRD QUARTER FISCAL 2002 RESULTS

TORONTO, CANADA - SEPTEMBER 5, 2002 - DIVERSINET CORP. (NASDAQ Small Cap: DVNT), a leading provider of m-commerce security infrastructure solutions, today announced its third quarter fiscal 2002 results.

The Company reported an improved net loss of $1,575,000, or $(0.05) per share, for the quarter ended July 31, 2002, compared to a net loss of $4,980,000, or $(0.19) per share, in the prior year's third quarter. The net loss reported was $5,364,000 for the nine months ended July 31, 2002, compared to a net loss of $15,496,000 in the same period in fiscal 2001. The decreased net loss in the third quarter of 2002 is attributable to cost reduction measures in the fourth quarter of 2001 that resulted in a decline in expenses from operations during fiscal 2002 compared to fiscal 2001. The restructuring was aimed at refocusing the Company's efforts on the most significant market opportunities in Asia and Europe.

For the quarter ended July 31, 2002, the Company reported revenue of $221,000 compared to revenue of $247,000 for the quarter ended July 31, 2001. For the nine months ended July 31, 2002, the Company reported revenue of $706,000, compared to revenue of $945,000 for the nine months ended July 31, 2001. The Company continues to make progress in the Asian market, deriving 45% (82% for 2001) of its revenues from this marketplace for the three months ended July 31 and 50% (68% for 2001) for the nine months ended July 31.

Operating expenses decreased to $6,214,000 for the nine months ended July 31, 2002, from $17,111,000 for the nine months ended July 31, 2001. The Company ended the quarter with $4,883,000 in cash and has continued to maintain its operating cash requirements at a similar level to the first two quarters of 2002.

In the third quarter of fiscal 2002, Diversinet entered into an agreement with AsiaPay (HK) Limited, a leading e-commerce payment enabler in Hong Kong. AsiaPay licensed Diversinet's Software Development Kit to incorporate Hongkong Post Mobile e-Certs into its new 'Secure mPay' mobile payment solution. 'Secure mPay', the wireless counterpart to AsiaPay's online payment service suite, allows consumers to securely purchase goods and pay bills wirelessly from their PDA handheld device.

Also in the quarter, Heracle Technologies Limited formed a cooperative business relationship with Hutchison Telecom. Effective July 2002, Hutchison subscribers can receive and pay their mBroker service fee through their existing Hutchison account. This cooperative union will help to increase visibility of Mobile e-Certs and Diversinet's wireless security technology in the Hong Kong market. Heracle has also been working closely with Palm Corp. to promote mBroker to the Hong Kong broker community.

Diversinet recently joined the Liberty Alliance Project - a consortium of more than 60 technology and consumer organizations working together to develop technical specifications that support a broad range of identity-based products and network devices. The Liberty Alliance Project membership gives the Company an opportunity to participate in an international effort to establish a global, open technology standard for convenient, secure wireless commerce.

On July 9, 2002, the Company added two new members to its Board of Directors, Stanley Beck and Keith Powell. Mr. Beck, currently Chairman of 407 International Inc. and President of Granville Arbitrations Limited, was formerly Chairman of the Ontario Securities Commission and Dean of Osgoode Hall Law School. Mr. Powell, currently Managing Director at XPV Capital Corporation, was previously the Senior Vice-President, Information Services and Chief Information Officer at Nortel Networks. To strengthen the Company's corporate governance, Mark Steinman, as an independent director, was appointed Chairman. On September 4, 2002 the Company added Charles Shiu to the Board. Mr. Shiu is Vice-Chairman of Power Pacific Corporation Limited and sits on numerous boards and a former senior executive with Nortel Networks. The Board consists of Mr. Steinman, Mr. Beck, Mr. Powell, Mr. Moustafa and Mr. Shiu.

INVESTOR  TELECONFERENCE  CALL
Diversinet's executive team will hold a conference call Friday, September 6, 2002 at 8:30a.m. Eastern Time to discuss third quarter fiscal 2002 results. Institutional investors should contact Sandra Lemaitre, Diversinet Corp., at 416-756-2324, ext.324 for the dial-in-number. Investors are encouraged to listen to the live call from the home page and investor relation's portion of the Company's Web site: http://www.diversinet.com. In order to hear this conference
                     -------------------------
call on the website, your computer must be appropriately configured. The webcast will be available for 90 days.

ABOUT DIVERSINET CORP.
Diversinet is a leading developer of advanced wireless security software, enabling mobile e-commerce (m-commerce) services with its wireless security infrastructure solutions. Diversinet's client/server security software facilitates digital signatures, authentication and encryption with PKI products specifically designed to perform optimally in wireless environments and devices. In October of 2001, Diversinet enabled the launch of the first public Certification Authority in the world to offer mobile individual and business digital certificates for consumer use. For more information on Diversinet, visit the company's web site at www.diversinet.com.
                               ------------------
                                       ###
The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

                                DIVERSINET CORP.

                           CONSOLIDATED BALANCE SHEETS
                              [in Canadian dollars]

(Unaudited)

                                               JULY 31      October 31
                                                  2002            2001
                                                     $               $
========================================================================

ASSETS
CURRENT
Cash and cash equivalents                      4,883,046      3,061,844
Short-term investments                                 -      3,087,680
Accounts receivable                              288,607        274,521
Other receivables                                 37,462         99,469
Prepaid expenses                                 237,850        596,105
------------------------------------------------------------------------
TOTAL CURRENT ASSETS                           5,446,965      7,119,619
------------------------------------------------------------------------
Capital assets, net                            2,038,126      2,496,738
------------------------------------------------------------------------
TOTAL ASSETS                                   7,485,091      9,616,357
========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable                                 768,965      1,191,117
Accrued liabilities                            1,027,724      2,329,269
Deferred revenue                                  34,931         43,843
------------------------------------------------------------------------
TOTAL LIABILITIES                              1,831,620      3,564,229
========================================================================

SHAREHOLDERS' EQUITY
Share capital                                 58,957,962     53,992,992
Contributed surplus                               97,500         97,500
Deficit                                      (53,401,991)   (48,038,364)
------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                     5,653,471      6,052,128
========================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     7,485,091      9,616,357
========================================================================

                                     DIVERSINET CORP.

                       CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                  [in Canadian dollars]

Three and nine months ended July 31, 2002 and 2001
(Unaudited)

                                THREE MONTHS JULY 31        NINE MONTHS JULY 31
                                   2002           2001           2002           2001
                                      $              $              $              $
-----------------------------------------------------------------------------------------

REVENUE                             220,764        246,841        706,405        944,764
-----------------------------------------------------------------------------------------

EXPENSES
Research and development            565,454      1,554,576      1,974,087      5,588,045
Sales and marketing                 377,096      1,928,914      1,285,107      6,584,447
General and administrative          692,236      1,547,158      2,484,392      3,369,156
Depreciation and amortization       202,530        319,065        470,004      1,569,540
-----------------------------------------------------------------------------------------
                                  1,837,316      5,349,713      6,213,590     17,111,188
-----------------------------------------------------------------------------------------
Loss before the following        (1,616,552)    (5,102,872)    (5,507,185)   (16,166,424)
Interest income                     (41,207)      (122,990)      (143,558)      (670,593)
=========================================================================================
LOSS FOR THE PERIOD              (1,575,345)    (4,979,882)    (5,363,627)   (15,495,831)
=========================================================================================

LOSS PER SHARE                        (0.05)         (0.19)         (0.19)         (0.59)
=========================================================================================

WEIGHTED AVERAGE
COMMON SHARES OUTSTANDING        32,188,389     26,369,817     28,872,695     26,363,878
=========================================================================================


DEFICIT, BEGINNING OF PERIOD    (51,826,646)   (39,654,454)   (48,038,364)   (29,138,505)
Loss for the period              (1,575,345)    (4,979,882)    (5,363,627)   (15,495,831)
-----------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD          (53,401,991)   (44,634,336)   (53,401,991)   (44,634,336)
=========================================================================================

                                              DIVERSINET CORP.

                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            [in Canadian dollars]

Three and nine months ended July 31, 2002 and 2001
(Unaudited)

                                                       THREE MONTHS JULY 31       NINE MONTHS JULY 31
                                                          2002          2001          2002          2001
                                                             $             $             $             $
------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the period                                    (1,575,345)   (4,979,882)   (5,363,627)  (15,495,831)
Add (deduct) items not requiring an outlay of cash:
    Depreciation and amortization                         202,530       319,065       470,004     1,569,540
    Changes in non-cash working capital
      items related to operations:
    Accounts receivable and other receivables             (49,140)      497,976        47,921     1,439,012
    Prepaid expenses                                       80,542        60,238       358,255       (42,112)
    Accounts payable and accrued liabilities             (288,212)      479,543    (1,723,697)        9,732
    Deferred revenue                                      (12,765)      (24,563)       (8,912)      (55,296)
------------------------------------------------------------------------------------------------------------
  CASH USED IN OPERATING ACTIVITIES                    (1,642,390)   (3,647,623)   (6,220,056)  (12,574,955)
============================================================================================================


FINANCING ACTIVITIES
    Issue of common shares, common share
      purchase options and warrants for cash              191,344        61,935     4,964,970       105,728
------------------------------------------------------------------------------------------------------------
  CASH PROVIDED BY FINANCING ACTIVITIES                   191,344        61,935     4,964,970       105,728
============================================================================================================

INVESTING ACTIVITIES
    Short-term investments                                      -             -     3,087,680             -
    Additions to capital assets                                 -       (59,863)      (11,392)     (692,069)
------------------------------------------------------------------------------------------------------------
  CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES               -       (59,863)    3,076,288      (692,069)
============================================================================================================
NET INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS DURING THE PERIOD                      (1,451,046)   (3,645,551)    1,821,202   (13,161,296)
CASH AND CASH EQUIVALENTS,
    BEGINNING OF THE  PERIOD                            6,334,092    13,676,841     3,061,844    23,192,586
============================================================================================================
CASH AND CASH EQUIVALENTS,
    END OF THE PERIOD                                   4,883,046    10,031,290     4,883,046    10,031,290
============================================================================================================

                                DIVERSINET CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)
                     (Amounts expressed in Canadian dollars)
                         Nine months ended July 31, 2002

Diversinet Corp. (the "Company"), an Ontario corporation, develops and markets security software products, utilizing public-key infrastructure technology primarily for use within wireless mobile e-commerce applications, such as banking, stock trading, gaming and health care.

1.   Basis  of  presentation:

In the opinion of management, the unaudited consolidated financial statements of the Company have been prepared on a consistent basis with the October 31, 2001 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at July 31, 2002 and the statement of loss and deficit and cash flows for the nine months ended July 31, 2002 in accordance with Canadian generally accepted accounting principles (GAAP). The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended October 31, 2001.

2.   Future  operations:

These interim financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business. Certain conditions and events exist that cast doubt on the Company's ability as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

Continued operations depend upon the Company's ability to generate future profitable operations and /or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities. There can be no assurance that the Company will be successful in obtaining additional financing. The Company raised $4,964,970 through a private placement which is described in the share capital note below.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These interim financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.   Government  assistance:

Government assistance towards research and development expenditures is received in the form of investment tax credits. Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets and all other assistance is credited against related expenses, as incurred.

4.   Foreign  currency  contracts:

A significant portion of the Company's cash balance is denoted in U.S. dollars. To limit the Company's exposure to exchange rate fluctuations, the Company uses financial instruments to reduce risks associated with the exchange rate and is committed under various forward exchange contracts to sell $330,000 US for each of the next six months ending January 31, 2003 at exchange rates ranging from $1.5360 to $1.5410. As at July 31, 2002, the exchange rate was $1.5829. These financial instruments are subject to normal credit standards, financial controls, risk management and monitoring procedures.

5.   Interest  in  joint  venture:

On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company's Asian activities. Each party holds a 50% interest in the joint venture. These financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenue and expenses.

The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at July 31, 2002. Operations in the joint venture began last quarter with a small amount of revenue from issuing certificates being recorded.

Prepaid expenses                                                 $4,410
Accounts receivable                                                 756
Capital assets                                                  447,981
------------------------------------------------------------------------
Total assets                                                  $ 453,147
========================================================================

Accounts payable                                              $ 114,727
------------------------------------------------------------------------
Total liabilities                                             $ 114,727
========================================================================

Revenue                                                       $   5,496
Expenses                                                        208,116
------------------------------------------------------------------------
Net loss                                                      $(202,620)
========================================================================

6.   Segmented  information:

The Company operates in a single reportable operating segment, that being the sale of security software and related services. For all periods reported, significantly all the assets related to the Company's operations were located in Canada. In each of the nine months ended July 31, 2002 and 2001, two customers contributed in excess of 10% of total revenue for the period, one was the same customer as in the previous year.

Revenue is attributable to geographic location based on the location of the customer, as follows:

                      THREE MONTHS JULY 31     NINE MONTHS JULY 31
                         2002         2001         2002         2001
                            $            $            $            $
=======================================================================

Sales
       United States           -        38,539     28,744       269,089
       Asia               98,664       202,555    355,786       637,780
       Canada             75,000         5,747    274,775        30,980
       Other              47,100             -     47,100         6,915
-----------------------------------------------------------------------
                         220,764       246,841    706,405       944,764
=======================================================================

7.  Share capital:

The following details the changes in issued and outstanding shares, compensation options and warrants for the nine months ended July 31, 2001 and 2002:

=====================================================================================
                                         Compensation options       Common shares
                                             and warrants
-------------------------------------------------------------------------------------
                                            Number    Amount    Number      Amount
-------------------------------------------------------------------------------------

Balance, July 31, 2001                       413,500       -  26,413,876   53,992,992
Stock options exercised and shares issued          -       -           -            -
-------------------------------------------------------------------------------------
Balance, October 31, 2001                    413,500       -  26,413,876   53,992,992
Private placement                          4,715,541       -   5,808,208    4,964,970
-------------------------------------------------------------------------------------
Balance, July 31, 2002                     5,129,041       -  32,222,084  $58,957,962
=====================================================================================

On April 4, 2002, the Company completed a private placement of 5,186,708 units at a price of U.S. $0.60 per unit for gross proceeds before expenses of $4,979,235 (U.S. $3,112,022). Each unit was comprised of one (1) common share and three-quarters (3/4) of one common share purchase warrant. Each warrant will entitle the holder thereof to acquire one (1) common share at a price of U.S. $0.72 per common share for a period of up to three years from April 4, 2002.

The placement agents received commissions of US$140,400 plus out-of-pocket expenses (approximately US$7,500). The placement agent also received compensation options entitling them to purchase up to 234,000 units at a price of US$0.60 per unit at any time prior to April 30, 2002. On April 8, 2002, the Company was notified of the placement agent's decision to purchase 234,000 units and the company issued 234,000 common shares and 175,500 common share purchase warrants.

Additional common share purchase warrants of 500,000 were issued to the placement agents as compensation.

On May 8, 2002, an additional 200,000 units for gross proceeds of US$120,000 was raised on the same terms as the April 4, 2002 private placement.

There  are  an  unlimited  number of authorized common shares with no par value.

Number of common share options granted under the Company's stock option plan 2,642,943

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
When used herein, the words "may", "will", "expect", "anticipate", "continue", "estimate", "project", "intend", "plan" and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. All statements, other than statements of historical facts, included or incorporated by reference in this Form 6-K which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report.

Please find enclosed the Consolidated Balance Sheets as at July 31, 2002 and October 31, 2001 and the Consolidated Statements of Loss and Deficit and the Consolidated Statements of Cash Flows for the three months and the nine months ended July 31, 2002 and 2001 and the Notes to Interim Consolidated Financial Statements for Diversinet Corp.

OPERATING  RESULTS
We reported an improved net loss of $1,575,000 for the three months ended July 31, 2002 compared to a net loss of $4,980,000 in the prior year's third quarter. The net loss was $5,364,000 for the nine months ended July 31, 2002 compared to a net loss of $15,496,000 in the same period in fiscal 2001. The decreased net loss in the third quarter of 2002 is attributable to cost reduction measures. We completed operating cost reductions in the fourth quarter of 2001 that resulted in a decline in expenses from operations during fiscal 2002 compared to fiscal 2001. These reductions included workforce reductions in the United
States and Canada, closure of offices in the United States and the discontinuance of non-core programs particularly in the marketing area. The restructuring was aimed at refocusing our efforts on the most significant market opportunities in Asia and Europe.

For the three months ended July 31, 2002, we reported revenue of $221,000 compared to revenue of $247,000 for the quarter ended July 31, 2001. For the nine months ended July 31, 2002, we reported revenue of $706,000 compared to revenue of $945,000 for the nine months ended July 31, 2001. We continue to make progress in the Asian market; for the three months ended July 31 we derived 45% (82% for 2001) and for the nine months ended July 31 we derived 50% (68% for 2001) of our revenues from this marketplace.

Research and development expenses decreased to $565,000 in the three months ended July 31, 2002 from $1,555,000 in the three months ended July 31, 2001 resulting primarily as a result of continued efforts to reduce costs as started in the last quarter of fiscal 2001. During the quarter we received a net amount of $86,000 relating to investment tax credits for R&D work done in 1999. Research and development expenses decreased to $1,974,000 in the nine months ended July 31, 2002 from $5,588,000 in same period of fiscal 2001.

Sales and marketing expenses were $377,000 in the third quarter of fiscal 2002 compared to $1,929,000 in the third quarter of fiscal 2001. Sales and marketing expenses were $1,285,000 in the first nine months of fiscal 2002 compared to $6,584,000 in the same period of fiscal 2001. The Company continues to focus a significant portion of its efforts in the Asian and European markets. The launch of the Hongkong Post's Mobile e-Cert in fiscal 2001 and the appointment of Hutchison as the first Registration Authority have generated interest in our products in the Asian region as noted in the first paragraph of this section. We expect that activity in this region will continue to increase during the remainder of fiscal 2002.

General and administrative expenses were $692,000 for the third quarter of 2002 compared to $1,547,000 incurred during the third quarter of 2001. Foreign exchange losses were $117,000 for the three months and $195,000 for the nine months ending July 30, 2002 (compared to losses of $447,000 and gains of $291,000 for the respective periods in 2001). General and administrative expenses were $2,484,000 for the first nine months of 2002 compared to $3,369,000 incurred during the first three quarters of 2001.

Depreciation and amortization expense in the third quarter of fiscal 2002 decreased to $203,000 from $319,000 in the third quarter of fiscal 2001. Depreciation and amortization expense in the first three quarters of fiscal 2002 decreased to $470,000 from $1,570,000 for the same period of fiscal 2001. The Company's deferred development and purchased technology costs are now fully amortized and the reduction in additions to capital assets has resulted in reduced amortization for the quarter.

LIQUIDITY  AND  CAPITAL  RESOURCES
Cash used in operating activities was $1,642,000 in the three months ended July 31, 2002, a decline of 55% from the amount used in the same period of the prior year. Cash used during the quarter was comprised of the net loss of $1,575,000, less net depreciation and amortization of $203,000. Other non-cash items include a decrease in accounts payable and accrued liabilities of $283,000, an increase in receivables of $49,000, a decrease in deferred revenue of $13,000 and a decrease in prepaid expenses of $81,000. Cash used in operating activities was $3,648,000 in the quarter ended July 31, 2001, attributable to the net loss of $4,980,000 less net depreciation and amortization of $319,000. Other non-cash items include a increase in accounts payable and accrued liabilities of $480,000, a decrease in receivables of $498,000, a decrease in deferred revenue of $25,000 and a decrease in prepaid expenses of $60,000.

Cash used in operating activities was $6,220,000 in the nine months ended July 31, 2002, a decline of 51% from the amount used in the same period of the prior year. Cash used during the quarter was comprised of the net loss of $5,364,000, less net depreciation and amortization of $470,000. Other non-cash items include a decrease in accounts payable and accrued liabilities of $1,724,000, a decrease in receivables of $48,000, an decrease in deferred revenue of $9,000 and a decrease in prepaid expenses of $358,000. Cash used in operating activities was $12,575,000 in the nine months ended July 31, 2001, attributable to the net loss of $15,496,000 less net depreciation and amortization of $1,570,000. Other non-cash items include a increase in accounts payable and accrued liabilities of $10,000, a decrease in receivables of $1,439,000, a decrease in deferred revenue of $55,000 and an increase in prepaid expenses of $42,000.

Cash provided by financing activities in the three months ended July 31, 2002, was $191,000 as a result of follow on rights to a settlement agreement dated February 1999 with Knockagh International Ltd. On May 7, 2002 Knockagh purchased 200,000 units for U.S. $120,000 on the same terms and condition as our recent April 2002 financing. Cash provided by financing activities in the quarter ended July 31, 2001, was $62,000 as a result of proceeds received from issuing common shares under an employee stock option exercise.

Cash provided by financing activities in the nine months ended July 31, 2002 was $4,965,000 representing the net proceeds from a private placement completed in April 2002. The Company completed the issue and sale of 5,186,708 units in the capital of the Company at US$0.60 per unit for gross proceeds of US$3,112,022. Cash provided by financing activities in the nine months ended July 31, 2001, was $106,000 as a result of proceeds received from issuing common shares under an employee stock option exercise.

Cash used in investing activities in the three months ended July 31, 2002 and 2001 consisted of $0 and $60,000 respectively attributable to capital asset additions.

Cash provided by investing activities in the nine months ended July 31, 2002 was $3,076,000 consisting of $3,088,000 received from proceeds of a short term investment offset by $12,000 spent on capital asset additions. Cash used in investing activities in the nine months ended July 31, 2001 consisted of $692,000 attributable to capital asset additions.

We believe that our cash and cash equivalents as at July 31, 2002 of $4,883,000 will be sufficient to meet our short-term working capital requirements for the remainder of the fiscal year. If necessary, we plan to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements. However, additional funding may not be available on terms attractive to us, or at all. If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

RISKS  AND  UNCERTAINTIES
Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated. These risks are described in our F-3 and annual Form 20-F filed with the SEC in the United States and filed on SEDAR in Canada. We encourage you to review these filings in order to evaluate an investment in our securities. Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources: The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. The projected cash flows for the company are based upon assumptions that include, amongst others, a revenue stream from mobile business and the success of future external financing initiatives. Should these projects be delayed then the present working capital would not be sufficient for the company to continue in the normal course of operations.

In recognition of these concerns, management is considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities. It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing. Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2002. We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter in the future due to a variety of factors. In particular, our period-to-period operating results are significantly dependent upon the completion date of license agreements. In this regard, the purchase of our products often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons. Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog. Thus, quarterly license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter. Moreover, we have generally recorded a significant portion of our total quarterly revenues in the third month of a quarter, with a concentration of these revenues in the last half of that third month. This concentration of revenues is influenced by customers' tendencies to make significant capital expenditures at the end of a fiscal quarter. We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue. Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately ratable basis throughout the quarter. As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Continued quotation on the Nasdaq SmallCap Market requires that we maintain a minimum bid price of U.S.$1.00 for continued listing but allows a grace period of 180 days. On March 19, 2002 we received notice from Nasdaq that we had not met the minimum U.S. $1.00 per share requirement and may be subject to delisting should, prior to September 16, 2002, our share price not close at $1.00 or more for a minimum of ten consecutive trading days. Following this initial grace period, issuers that demonstrate compliance with the core initial listing standards will be afforded an additional 180-day grace period within which to regain compliance with the minimum U.S. $1.00 per share requirement, however we do not currently meet all of the criteria for core initial listing. Upon receiving notification from Nasdaq we expect to file an appeal with them to maintain our current listing, however it is not possible at this time to predict with any assurance the success of this appeal.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security products and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements. The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Market conditions: The general economic conditions may have a significant impact on our ability to generate sales for our products. During fiscal 2001 and 2002 year to date, we experienced decreased activity from our potential customers and generally the adoption of wireless services has not proceeded as rapidly as previously expected. As a result, our revenue declined from fiscal 2001 levels and may decline even further in the near future.

Foreign exchange: Our functional currency is the Canadian dollar. Sales generated outside Canada are generally denominated in U.S. dollars. During fiscal 2001 and 2002 year to date, we incurred most of our expenses in Canadian dollars, but we also incurred a portion of our expenses in foreign currencies including U.S. dollars, Pound Sterling and Hong Kong dollars. Changes in the value of these currencies relative to the Canadian dollar may result in currency losses that may have an adverse effect on our operating results. During fiscal 2001 we maintained a portion of our cash resources in U.S. dollar term deposits. Upon completion of our cost reductions during September 2001, our exposure to U.S. expenses was significantly reduced and we transferred our remaining U.S. dollar cash resources to Canadian dollar deposits. With the completion of our recent financing in April 2002, we again have a portion of our cash resources in U.S. dollar term deposits however, we have entered into option dated contracts for U.S.$1,980,000 to minimize our exposure to fluctuations in the Canadian dollar.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company's activities and arising from transactions relating to a previous business operated by our Company. Litigation arising from these matters may be time consuming, distracting and expensive. An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

OTHER
During the quarter Mr. Stanley Beck and Mr. Keith Powell joined the Board of Directors. To strengthen our existing corporate governance Mr. Mark Steinman, as an independent director, was appointed Chairman of Diversinet. On September 4, 2002 Mr. Charles Shiu joined the Board of Directors. Our Board consists of Mr. Steinman (Chairman), Mr. Beck, Mr. Powell, Mr. Moustafa (President and C.E.O.) and Mr. Shiu.

Mr. Beck was formerly Chairman of the Ontario Securities Commission and Dean of Osgoode Hall Law School. Mr. Beck is currently Chairman of 407 International Inc. and President of Granville Arbitrations Limited, and holds seats on a number of boards.

Mr. Powell was previously the Senior Vice-President, Information Services and Chief Information Officer at Nortel Networks. Mr. Powell is currently Managing Director at XPV Capital Corporation, a venture capital company investing in early stage communications start-up companies. Mr. Powell was recently inducted into the Canadian Information Productivity Awards (CIPA) Hall of Fame (1999), and holds seats on a number of boards.

Mr. Shiu is Chairman of Allied Asia Investing Limited, Vice-Chairman of Power Pacific Corporation Limited and Vice-Chairman of Canada China Commerce in Hong Kong. He is also a former senior executive of Nortel Networks and holds seats on a number of boards.

CERTIFICATIONS

  Certification of Principal Executive Officer Pursuant to Section 906 of the
               Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

In connection with the Quarterly Report of Diversinet Corp. (the "Company") on Form 6-K for the quarter ended July 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nagy Moustafa, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  September 5, 2002

                               /s/ Nagy Moustafa
                               Nagy Moustafa
                               President & CEO
The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document.



  Certification of Principal Financial Officer Pursuant to Section 906 of the
               Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

In connection with the Quarterly Report of Diversinet Corp. (the "Company") on Form 6-K for the quarter ended July 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David Hackett, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge, such knowledge being limited by the fact that I was not an officer of the Company until March 26, 2002 and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  September 5, 2002
                                /s/ David Hackett
                                David Hackett
                                Chief Financial Officer
The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document.